Press Release

HEAD NV Announces Results for the Three Months and Year ended 31 December 2008

Amsterdam – 26th February 2009 – Head N.V. (VSX: HEAD, U.S. OTC: HEDYY.PK), a leading global manufacturer and marketer of sports equipment, announced the following results today.

For the three months ended 31 December 2008 compared to the three months ended 31 December 2007:

●	Net revenues increased 5.4% to €115.1 million
●	Reported Operating profit increased by €2.5 million to €7.2 million, from €4.7 million in Q4 2007.
●	Excluding the impact of the non cash share based compensation, and one time charges, operating profit would have increased by €3.7 million to a profit of €9.8 million
●	The net loss for the period was €1.3 million compared to a net profit in Q4 07 of €0.7million.

For the year ended 31 December 2008 compared to the year ended 31 December 2007:

●	Net revenues were up 1.6% to €326.0 million
●	The reported Operating profit for the year was €1.9 million compared to an operating loss of €0.7 million in 2007.
●	Excluding the impact of the non cash share based compensation, and one time charges, operating profit would have decreased by €0.3 million to a profit of €0.9 million.
●	The net loss for the year was €9.7 million compared to a net loss of €11.2 million in 2007.

Johan Eliasch, Chairman and CEO, commented:

“The excellent snow in central Europe, the impact of cost cutting measures implemented in response to the economic downturn and the non cash share based compensation income resulted in the group making a small profit for the year.

The fourth quarter was dominated by our winter sports sales where we saw an 11% increase in revenues over the fourth quarter in 2007 achieved in part through market share gains as a result of our excellent products and the performance of our ski race team. Racquet sports matched last years sales, although the mix deteriorated impacting the divisions’ profitability. The effects of the economic downturn can be  most clearly seen impacting the diving division where sales for the last quarter were down nearly 6% and gross margin down nearly 10 percentage points.

The uncertainties that we saw in the market in Autumn last year have now begun to impact our results and our future bookings and 2009 is, at this stage, very hard to predict. The year is going to be very challenging as the global financial crisis will take its toll on consumers and retailers across the world. Retailers are cautious about placing orders, consumers have lower levels of disposable income and everyone throughout the supply chain is looking to reduce their working capital. In response we have cut costs across the divisions, are focused on tightly controlling our working capital and will continue to drive our sales.”

Results for the three months and year ended December 31, 2008 and 2007:

	For the Three Months ended December 31,		For the Year ended December 31,
	2008	2007	2008	2007
	(unaudited)	(unaudited)
	(in thousands)		(in thousands)

Product category:
Winter Sports	€78,708	€70,913	€156,359	€140,533
Racquet Sports	27,714	27,529	121,449	129,836
Diving	10,459	11,121	52,359	51,818
Licensing	1,506	2,150	5,582	7,280
Total revenues	118,388	111,714	335,748	329,467
Sales Deductions	(3,321)	(2,492)	(9,717)	(8,475)
Total Net Revenues	€115,067	€109,222	€326,030	€320,992

Winter Sports

Winter Sports revenues for the three months ended December 31, 2008 increased by €7.8 million, or 11.0%, to €78.7 million from €70.9 million in the comparable 2007 period. This increase was due to a better mix in skis, bindings and boots and the increasing of the yen against the euro.
For the twelve months ended December 31, 2008 Winter Sports revenues increased by €15.8 million, or 11.3%, to €156.4 million from €140.5 million in the comparable 2007 period. This increase was due to higher sales volumes of skis, ski boots and helmets and better mix of all of our winter sports products compared to the 2007 period. The strengthening of yen against the euro also positively affected our sales.

Racquet Sports

Racquet Sports revenues for the three months ended December 31, 2008 increased by €0.2 million, or 0.7%, to €27.7 million from €27.5 million in the comparable 2007 period. This increase was mainly due to the strengthening of the U.S. dollar and yen against the euro.

For the twelve months ended December 31, 2008 Racquet Sports revenues decreased by €8.4 million, or 6.5%, to €121.4 million from €129.8 million in the comparable 2007 period. This decrease was due to the strengthening of the euro against the U.S. dollar and pound as well as unfavorable product mix partially offset by higher sales volumes of balls and sales from our newly introduced tennis footwear.

Diving

Diving revenues for the three months ended December 31, 2008 decreased by €0.7 million, or 6.0%, to €10.5 million from €11.1 million in the comparable 2007 period due the negative economic conditions.
For the twelve months ended December 31, 2008, Diving revenues increased by €0.5 million, or 1.0%, to €52.4 million from €51.8 million in the comparable 2007 period. This increase was mainly driven by the introduction of new advanced products but negatively affected by the strengthening of the euro against the U.S. dollar and pound and the negative economic conditions.

Licensing

Licensing revenues for the three months ended December 31, 2008 decreased by €0.6 million, or 29.9% to €1.5 million from €2.2 million in the comparable 2007 period.
For the twelve months ended December 31, 2008 Licensing revenues decreased by €1.7 million, or 23.3%, to €5.6 million from €7.3 million in the comparable 2007 period due to fewer licensing agreements, particularly in the US, and the impact of exchange rates.

Sales Deductions

Sales deductions for the three months ended December 31, 2008 increased by €0.8 million, or 33.3%, to €3.3 million from €2.5 million in the comparable 2007 period due to higher sales.
For the twelve months ended December 31, 2008 sales deductions increased by €1.2 million, or 14.7%, to €9.7 million from €8.5 million in the comparable 2007 period due to higher sales in the last quarter and promotion sales of close out products during the second quarter 2008.

Profitability

Gross Profit. For the three months ended December 31, 2008 gross profit increased by €1.8 million to €42.5 million from €40.7 million in the comparable 2007 period. Gross margin decreased to 36.9% in 2008 from 37.2% in the comparable 2007. For the twelve months ended December 31, 2008 gross profit decreased by €0.9 million to €123.1 million from €124.1 million in the comparable 2007 period. Gross margin decreased to 37.8% in 2008 from 38.7% in the comparable 2007 period. This decrease was due to increased raw material and energy prices as well as unfavorable product mix in Racquet Sports.

Selling and Marketing Expense. For the three months ended December 31, 2008, selling and marketing expense decreased by €1.0 million, or 3.7%, to €25.3 million from €26.2 million in the comparable 2007 period.
For the twelve months ended December 31, 2008, selling and marketing expense decreased by €1.2 million, or 1.2%, to €93.2 million from €94.3 million in the comparable 2007 period. Lower warranty and departmental selling expenses as well as the strengthening of the euro against the U.S. dollar more than offset higher advertising costs for our sponsored professional ski racers, our newly introduced badminton products and tennis footwear.

General and Administrative Expense. For the three months ended December 31, 2008, general and administrative expense decreased by €0.5 million, or 5.8%, to €7.6 million from €8.1 million in the comparable 2007 period.
For the twelve months ended December 31, 2008, general and administrative expense decreased by €0.5 million, or 1.7%, to €29.6 million from €30.1 million in the comparable 2007 period. This decrease is mainly due to currency impact.

Share-Based Compensation Expense (Income). The liability relating to the Stock Option Plans recorded on our balance sheet is depending on our share price. During the three months ended December 31, 2008, we recorded a €0.9 million non cash share-based compensation income (2007 comparable period: €0.6 million) as the share price declined in the period. For the twelve months ended December 31, 2008, we recorded €5.3 million of non cash share-based compensation income for our Stock Option Plans as the share price also declined over this period, compared to € 0.2 million of non cash share-based compensation income in the comparable 2007 period.

Restructuring Cost. For the twelve months ended December 31, 2008, we recorded €4.3 million of restructuring expenses consisting relocation costs in relation to the transfer of parts of the ski production from our site in Kennelbach, Austria to our site in Budweis, Czech Republic and shifting of tennis ball production from our site in Phoenix, USA to our site in Shenzhen, China.

Other Operating Expense (Income), net. For the three months ended December 31, 2008, other operating income, net increased by €0.4 million, to €0.2 million from an expense of €0.2 million in the comparable period in 2007. For the twelve months ended December 31, 2008, other operating income, net decreased by €1.0 million, to €0.5 million from €1.4 million in the comparable 2007 mainly due to a release of an environmental accrual for our Estonian premises in 2007 and foreign currency exchange losses in 2008.

Operating Profit (Loss). As a result of the foregoing factors, operating profit for the three months ended December 31, 2008 increased by €2.5 million to €7.2 million from €4.7 million in the comparable 2007 period. For the twelve months ended December 31, 2008, operating loss decreased by €2.6 million to operating income of €1.9 million from operating loss of €0.7 million in the comparable 2007 period.

Interest Expense. For the three months ended December 31, 2008, interest expense increased by €0.1 million, or 3.7%, to €3.4 million from €3.3 million in the comparable 2007. For the twelve months ended December 31, 2008, interest expense increased by €0.3 million, or 2.9%, to €12.9 million from €12.6 million in the comparable 2007 mainly due to an increase in short-term borrowings.

Interest and Investment Income. For the three months ended December 31, 2008, interest income decreased by €0.4 million, or 55.2%, to €0.3 million from €0.7 million in the comparable 2007 period. For the twelve months ended December 31, 2008, interest income decreased by €0.9 million, or 44.0% to €1.2 million from €2.1 million in the comparable 2007 period. This decrease was due to lower cash and cash equivalents.

Foreign Exchange Gain (Loss). For the three months ended December 31, 2008, the foreign exchange loss increased by €2.2 million, or 350.7%, to €1.6 million from a gain of €0.6 million in the comparable 2007 period.
For the twelve months ended December 31, 2008, the foreign exchange gain decreased by €0.2 million to €0.1 million from of €0.3 million in the comparable 2007 period.

Income Tax Benefit (Expense). For the three months ended December 31, 2008, the income tax expense was €3.9 million, an increase of €1.9 million compared to income tax expense of €1.9 million in the comparable 2007 period due to higher taxable income.
For the twelve months ended December 31, 2008, the income tax benefit was €0.1 million, an increase of €0.3 million compared to an income tax expense of €0.2 million in the comparable 2007 period. This increase resulted from higher taxable losses before share-based compensation income as this income has no tax effect.

Net Profit (Loss). As a result of the foregoing factors, for the three months ended December 31, 2008, we had a net loss of €1.3 million, compared to a net profit of €0.7 million in the comparable 2007 period. For the twelve months ended December 31, 2008, we had a net loss of €9.7 million compared to a net loss of €11.2 million in the comparable 2007 period.

Consolidated Results

	For the Three Months ended December 31,		For the Year ended December 31,
	2008	2007	2008		2007
	(unaudited)	(unaudited)
	(in thousands)		(in thousands)

Total net revenues	€115,067	€109,223		€326,030		€320,992
Cost of sales	72,600	68,537		202,899		196,911
Gross profit	42,467	40,685		123,131		124,080
Gross margin	36.9%	37.2%		37.8%		38.7%
Selling and marketing expense	25,287	26,246		93,167		94,319
General and administrative expense	7,584	8,055		29,560		30,062
Share-based compensation expense (income)	3,560	2,033		4,299		2,033
Restructuring costs	(913)	(557)		(5,341)		(218)
Other operating income, net	(234)	206		(458)		(1,430)
Operating loss	7,184	4,703		1,905		(686)
Interest expense	(3,441)	(3,323)		(12,954)		(12,592)
Interest income	305	682		1,159		2,069
Other Non-operating income (expense), net	(1,426)	625		92		287
Income tax benefit	(3,880)	(1,945)		59		(232)
Loss for the period	€ (1,259)	€742	€	(9,738)	€	(11,154)

About Head

HEAD NV is a leading global manufacturer and marketer of premium sports equipment.

HEAD NV’s ordinary shares are listed on the Vienna Stock Exchange (“HEAD”).

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing.  We sell products under the HEAD (tennis, squash, paddle and racquetball racquets, tennis balls, tennis footwear, badminton products, alpine skis, ski bindings and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world’s top athletes including Richard Gasquet, Andrew Murray, Ivan Ljubicic, Svetlana Kuznetsova, Patty Schnyder, Amelie Mauresmo, Hermann Maier, Bode Miller, Didier Cuche, Marco Büchel, Rainer Schönfelder, Patrick Staudacher, Maria Riesch, Anja Pärson, Elisabeth Görgl, Sarka Zahrobska, Jon Olsson and Gianluca Genoni.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information,

please contact:

Clare Vincent, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
E-mail: headinvestors@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940

This press release should be read in conjunction with the company’s report for the 12 months ended 31 December 2008.

This press release and the statements of Mr. Johan Eliasch quoted herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby.  Investors are cautioned that all forward-looking statements involve risks and uncertainties.  Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate.  In light of the significant uncertainties inherent in the forward-looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.

Address:	Head N.V. Robin 55 NL 1012 KK Amsterdam
ISIN:	NL0000238301
Stock Markets:	official market: Vienna Stock Exchange